The Way You Invest Matters
November 19, 2008
Securities and Exchange Commission
Office of Filings, Document Control
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Joint Insured Fidelity Bond Domini Institutional Trust (File No. 811-07599)
Dear Sir/Madam:
On behalf of Domini Institutional Trust and pursuant to the requirements of paragraph (g)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended, we are submitting to you herewith the following documents:
(i)	a copy of the Joint Insured Fidelity Bond, as amended (No. 621-3944);

(ii)	a certified copy of the resolution of a majority of the board of trustees who are not “interested persons” of Domini Institutional Trust approving the amount, type, form, and coverage of the joint insured fidelity bond and the portion of the premium to be paid by each investment company; and

(iii)	a copy of the amended agreement between Domini Institutional Trust and all the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1.
Domini Institutional Trust has authorized us to advise you as follows:
(i)	Domini Institutional Trust would have provided and maintained a single insured bond in the amount of $525,000 had it not been named as an insured under the Joint Insured Fidelity Bond.

(ii)	Premiums have been paid on the Joint Insured Fidelity Bond for the period from November 1, 2008, to November 1, 2009.
Should you have any questions regarding this filing, please call the undersigned at (212) 217-1071.
536 Broadway, 7th FI, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757

Email: info@domini.com, URL: www.domini.com	DSIL Investment Services LLC, Distributor

The Way You Invest Matters
Sincerely,

/s/ Maurizio Tallini Maurizio Tallini, CPA Chief Compliance Officer
536 Broadway, 7th FI, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757

Email: info@domini.com, URL: www.domini.com	DSIL Investment Services LLC, Distributor